EX-2

             STOCK PURCHASE AND SEVERANCE AGREEMENT

    THIS AGREEMENT dated as of the 4th day of February, 2003 by and among Fermtech AS, a joint stock company incorporated in the kingdom of Norway ("Fermtech"), Igene Biotechnology, Inc., a Maryland corporation, U.S.A. ("Igene"), Stein Ulve ("Ulve") and Per Benjaminsen ("Benjaminsen").

    WHEREAS, Igene own 10,000 shares of common stock (being all of the issued and outstanding shares and herein referred to as "the Shares") of ProBio Nutraceuticals AS, referred to also as Igene Norway AS ("ProBio"), a joint stock company incorporated under the laws of the Kingdom of Norway (Business Registration Number NO 982 197 902 MVA);

    WHEREAS, Fermtech is desirous of buying from Igene and Igene is desirous of selling to Fermtech all of the Shares;

    WHEREAS,  Ulve is the Chief Executive Officer  of  Igene  and
Benjaminsen is the Chief Operating Officer of Igene pursuant to Agreements dated October 9, 2001.

    WHEREAS, Igene, Ulve and Benjaminsen are desirous of finding an amicable severance solution for Ulve from the position as the CEO of Igene and Benjaminsen from the position of Director of Marketing and Sales of ProBio and the termination of the aforementioned Agreements;

    NOW,   THEREFORE,  WITNESSETH,  in  consideration  of   these
premises and the mutual covenants, agreements, representations and warranties contained herein, the parties hereto hereby agree as follows:

    1. Fermtech shall purchase the Shares from Igene in exchange for 7,000,000 shares of Igene currently owned by Fermtech.

    2. 2,000,000 of the shares of Igene shall be delivered to Mr. Cecil Martin at McGuire Woods to be held in escrow. Provided Benjaminsen remains employed by Igene (or any subsidiary or affiliate) through 2003, 1,000,000 shares shall be released from escrow and returned to Fermtech. Provided Benjaminsen remains employed by Igene (or any subsidiary or affiliate) through 2004, the remaining 1,000,000 shares shall be released from escrow and returned to Fermtech. In the event Benjaminsen does not fulfil the employment with Igene as aforesaid, the shares shall be delivered to Igene.

    3. The existing Agreement of Benjaminsen dated October 9, 2001 shall be considered to be void. Additionally, Benjaminsen shall resigns/cancels any employment relationship with ProBio effective December 31, 2002, to work full time for Igene from same date, under the terms of a new agreement to be established by Benjaminsen and Igene. Under this agreement the title/position, allowances and other compensation terms of Benjaminsen might be changed by Igene, but Benjaminsen will retain the current base salary of US$ 100,000 annually and the ability to earn options outlined in the aforementioned agreement.

    4. The outstanding receivables and payables as of November 1st between Igene and ProBio shall be cancelled. For ProBio the receivable is $585,364,84.00 (NOK 4,033,163.76 at NOK/USD 6,89)
due by Igene to ProBio. For Igene the receivable is $4,250.01 (or NOK 29,282). All of these plus any incurred to date, with the exception of the following, will be forgiven. An invoice for December 2002 of $20,410.00 (NOK 148,918.86, Benjaminsen salary, Ulve salary, and audit cost from KPMG related to translation of financial statements for year ended 2001 etc), less salary for Ulve $9,585., less tax and personal insurance $1,252, net $9,573 will be assumed by Igene and paid.

    5. The existing Assignment Agreement of Stein Ulve dated October 9,2001 shall be considered to be void, except for options as mentioned below. Ulve will resign as CEO of Igene, as well as resigning his position on the Board of Directors, effective December 31st 2002 and is to receive no additional salary or benefits from Igene. The parties acknowledged that Ulve has earned options for 3,333,333 shares of Igene @ $0.08 which options shall be valid and executable until January 22, 2004.

    6.    Representations  and   Warranties  of   Igene.    Igene
represents and warrants to Fermtech as follows:

    a.    It   possesses   all  requisite  power  and   authority
necessary to carry out the transactions contemplated by this Agreement.

    b. It owns beneficially and of record and has good and marketable title to the Shares, free and clear of all liens.

    c. To the best of its knowledge, the books and records of ProBio accurately reflect the assets and liabilities of ProBio and it has or knows of no claims or obligations, actual or alleged which are not reflected in the books and records of ProBio.

    7.    Representations  and Warranties of Fermtech.   Fermtech
represents and warrants to Igene as follows:

    a.    It   possesses   all  requisite  power  and   authority
necessary to carry out the transactions contemplated by this Agreement.

    b. It owns beneficially and of record and has good and marketable title to the 7,000,000 shares of Igene, free and clear of all liens.

    8. Akvaforsk. Igene acknowledges that Akvaforsk claims that it is due approximately $40,000 from ProBio and/or Igene. The parties hereto agree that any sums due to Akvaforsk related to the Igene Modelling Project, are the obligation of Igene. Igene shall, at its expense, defend this claim and shall indemnify ProBio against the claim and any expenses incurred by ProBio in defending same.

    9. Web domains. Igene and ProBio will split the current Igene web pages; all feed related material to be used by Igene and all nutraceutical related material to be used by ProBio. The current web site itself and the domain www.probio.no will be retained by ProBio, and Igene will retain www.igene.com.

    10. Names, Trademarks, Patents. ProBio has no names, trademarks or patents, except the Trademark "Rubia". It is agreed that Igene retain rights to all names, trademarks, and patents related to Igene's feed ingredient business, including the use of the trademark AstaXin(R), and the name "Igene Norway", developed before or during the period when both companies were combined. ProBio will retain the right to its only registered trade name "Rubia" for Nutraceutical use.

    11. Fees. All fees and expenses incurred by any party in connection with this Agreement will be borne by such party.

    12.    Miscellaneous.   All  relevant   material,   archives,
sensitive  information  related   to  AstaXin(R),  production  of
AstaXin(R), trade secrets, etc will be returned safely to Igene, or destroyed in agreement with instructions from Igene.

    IN   WITNESS  WHEREOF,  the parties hereto have  causes  this
Agreement to be duly executed as of the day and year first above written.





ATTEST/WITNESS           IGENE BIOTECHNOLOGY, INC.


                         BY: /S/  MICHAEL KIMELMAN
____________________         __________________________ (SEAL)
                                  MICHAEL KIMELMAN
                                  Chairman of the Board


                          FERMTECH AS


                         BY: /S/  PER BENJAMINSEN
____________________         __________________________ (SEAL)
                                  PER BENJAMINSEN


                             /S/  STEIN ULVE
____________________         __________________________ (SEAL)
                                  STEIN ULVE


                             /S/  PER BENJAMINSEN
____________________         __________________________ (SEAL)
                                  PER BENJAMINSEN